Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Nine Months Ended September 30, 2012
(millions of dollars)
Earnings, as defined:
Net income	$1,482
Income taxes	553
Fixed charges included in the determination of net income, as below	855
Amortization of capitalized interest	18
Distributed income of equity method investees	20
Less: Equity in earnings of equity method investees	17
Total earnings, as defined	$2,911

Fixed charges, as defined:
Interest expense	$795
Rental interest factor	36
Allowance for borrowed funds used during construction	24
Fixed charges included in the determination of net income	855
Capitalized interest	102
Total fixed charges, as defined	$957

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	3.04
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.